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                                                                     EXHIBIT 6.8


                          NGIC RESTRUCTURING AGREEMENT


      This NGIC Restructuring Agreement (this "Agreement"), executed on March 31, 1997 is intended by the parties hereto to be effective as of November 30, 1996, and is between Network Gaming International Corp., a British Columbia corporation formerly known as AI Software ("NGIC"), and Scottsdale Technologies, Inc., a Delaware corporation (the "Company").



                                    RECITALS

      A. NGIC acquired 755,888 shares of the Company's Series B Convertible Redeemable Preferred Stock ("Series B Stock") from the Company pursuant to the terms of a certain letter agreement between the Company and NGIC dated October 5, 1996 (the "Letter Agreement") and a certain Subscription Agreement between the Company and NGIC dated January 18, 1996 (the "Subscription Agreement").

      B. It is contemplated that WO Consulting, Inc., a Delaware corporation that plans to do business as "Scottsdale Technologies, Inc." or a similar name ("New Scottsdale"), will purchase the assets of the Company (the "Asset Purchase") following New Scottsdale's issuance of a convertible senior note to Scottsdale Technology-I, Ltd., a Delaware limited partnership. The Company and New Scottsdale have executed a letter of intent to reflect the proposed terms of the Asset Purchase.

      C. Subject to the terms and conditions set forth herein, the parties hereto wish to provide for the payment of certain amounts to NGIC in exchange for NGIC's sale to New Scottsdale of the Series B Stock owned by NGIC and the assignment by NGIC of any and all claims NGIC may have against the Company and Mark Force Ltd., a Delaware corporation (collectively, the "Scottsdale Parties"), to New Scottsdale. New Scottsdale is entering into this Agreement solely for the purposes of acknowledging its agreements in Sections 1 and 3.

      NOW THEREFORE, the parties hereto agree as follows:

      SECTION 1. OBLIGATIONS OF NGIC. In consideration of the payments to be made to NGIC hereunder, NGIC hereby agrees as follows:

            a. Assignment of Obligations Owed by Scottsdale Parties. Subject to the terms and conditions set forth herein and in the Escrow Agreement (as defined below), NGIC hereby assigns to New Scottsdale subject to the terms of the Escrow Agreement all of NGIC's right, title and interest in and to all indebtedness, obligations, claims and other liabilities owed by the Scottsdale Parties to NGIC (collectively, the "NGIC Claims"), including, without limitation, the Preferred Stock held by NGIC, all of which shall be held by the Escrow Agent pursuant to the Escrow Agreement.
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            b. Consent to Sale. NGIC hereby consents to the sale of any assets of the Company to New Scottsdale.

            c. Effective Date of Transfer of NGIC Claims. Upon NGIC's receipt of $755,888 pursuant to the terms hereof and the Escrow Agreement (which amount represents the maximum amount of royalties payable to NGIC in accordance with the terms of the Escrow Agreement) (collectively, the "NGIC Payments"), all NGIC Claims and all evidences thereof, including the Preferred Stock, shall be automatically transferred by the Escrow Agent to New Scottsdale. If for any reason there is a release of any NGIC Claims from the Escrow Agreement prior to the receipt of the full amounts set forth above then NGIC shall be assigned and be deemed to own that portion of the NGIC Claims equal to the aggregate amount of the NGIC Claims (i.e., $755,888) minus the aggregate amount of NGIC Payments received prior to such release. All other NGIC Claims shall be assigned by the Escrow Agent to New Scottsdale. To facilitate such assignments, NGIC shall execute and deliver into the Escrow Account any instrument reasonably requested by New Scottsdale or any of the Scottsdale Parties to reflect the assignment of any such claims, and similarly, the Escrow Agent shall be authorized to execute and deliver any such instrument reasonably requested by New Scottsdale or any of the Scottsdale Parties to reflect the assignment of any such claims.

      SECTION 2. SALE OF PREFERRED STOCK. As soon as reasonably practicable following the execution of this Agreement, NGIC and the creditors of the Company listed on Exhibit A hereto (collectively, the "Old Scottsdale Creditors"), New Scottsdale and another party that the Old Scottsdale Creditors and New Scottsdale shall mutually agree to appoint as "Escrow Agent" shall execute and deliver an "Escrow Agreement" reasonably acceptable to all parties thereto that shall create the "Escrow Account" and provide for the following terms:

            a. Royalty Payments. Following the execution of the Escrow Agreement and the consummation of the Asset Purchase, New Scottsdale shall pay the Escrow Account royalties in the amount of four percent (4%) of all Net Sales Proceeds (as defined below) derived by New Scottsdale from the sale of its "Program Master" and "ETV Host Software" products, and from the sale of any product listed on Exhibit B hereto (collectively, the "Royalty Products"). Without limiting the foregoing, however, the Old Scottsdale Creditors shall acknowledge and agree that they shall not be entitled to any royalty on any product or service that may be provided or sold by New Scottsdale, other than its sales of the Royalty Products. As used in this Agreement, the term "Net Sales Proceeds" shall mean the total gross selling price of the Royalty Products less discounts, allowances and returns of such products, as determined by reference to the invoices relating to the Royalty Products. Such royalties shall be payable within forty-five (45) days after the end of each fiscal quarter except for the quarter on which New Scottsdale's fiscal year ends. Royalties for the Company's last fiscal quarter shall be payable within ninety (90) days after the end of the corresponding fiscal year following the reconciliation of the Company's books and records for such fiscal year. Accompanying each such royalty payment shall be a statement prepared by New Scottsdale setting forth the manner in which the Net Sales Proceeds during the period corresponding to such

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      payment were calculated, and setting forth the amount payable to each Old
      Scottsdale Creditor.

            b. Transcap Priority. The parties shall acknowledge that because Transcap Manufacturing Services, Inc. ("Transcap") has been the senior creditor of the Company, and Transcap will be releasing security interests in certain assets currently owned by the Scottsdale Parties and Mark Two Inc., a Delaware corporation ("Mark Two"), Transcap shall be entitled to receive the first $200,000 received by the Escrow Account.

            c. Pari Passu Payments. Following Transcap's receipt of $200,000 from the Escrow Account, NGIC shall be entitled to receive $755,888 from the Escrow Account; provided, however, that the payment of such $755,888 shall be pari passu with the payments to be made by the Escrow Account to the other Old Scottsdale Creditors, including Transcap.

            d. Deposit of Preferred Stock. In connection with the execution of the Escrow Agreement, NGIC and the other Old Scottsdale Creditors that hold shares of any class or series of preferred stock issued by the Company (collectively, the "Equity Creditors") shall deposit such shares into the Escrow Account and execute and deliver to the Escrow Agent (as defined below) a stock power in blank substantially in the form attached hereto as Exhibit C.

            e. Transfer of Preferred Stock. It shall be the intention of the parties to the Escrow Agreement that each Equity Creditor of the Company shall be entitled to receive from the Escrow Account an amount in dollars equal to the number of such creditor's shares of preferred stock, and that upon an Equity Creditor's receipt of any payments from the Escrow Account, such Equity Creditor shall automatically sell that number of shares of preferred stock to New Scottsdale equal to the amount of the corresponding payment received by such creditor. For example, upon an Equity Creditor's receipt of $10,000 from the Escrow Account, such creditor shall automatically sell 10,000 shares of its preferred stock to New Scottsdale. If an Equity Creditor holds shares of Series S and Series B Stock, the automatic sale provision shall apply first to the Series S Stock and then to the Series B Stock. For example, the first $200,000 received by Transcap from the Escrow Account shall result in the automatic sale of all 200,000 shares of Transcap's Series S Stock to New Scottsdale, and Transcap's subsequent receipt of an additional $137,243 from the Escrow Account shall result in the sale of all 137,243 shares of Transcap's Series B Stock to New Scottsdale.

            f. Escrow Agent Action. The Escrow Agent shall be authorized from time to time and at any time to deliver stock certificates and corresponding stock powers to the Company to permit the Company to revise its records to accurately reflect the amount of shares held by any Equity Creditor, and if applicable, to accept delivery of new stock certificates from the Company representing the correct number of shares owned by such creditor. Each Equity Creditor shall agree to execute and deliver additional stock powers from time to time to facilitate such deliveries by the Escrow Agent.

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            g. Waiver of Conversion Rights. In consideration of each Equity
      Creditor's right to receive royalty payments from the Escrow Account, and notwithstanding anything to the contrary in any Certificate of Designations of the Company, each Equity Creditor shall agree to waive her or its right to convert her or its shares of preferred stock into shares of the Company's common stock or into warrants to purchase shares of such common stock.

            h. Dividends. To the extent the Company pays dividends on its shares of preferred stock, such amount shall be deposited pursuant to the Escrow Agreement and will be treated as if a royalty had been paid.

            i. Covenants of Equity Creditors. Each Equity Creditor shall covenant and agree not to sell, transfer, assign, pledge or dispose of all or any of such creditor's preferred shares other than in the manner contemplated herein and in the Escrow Agreement without the Company's prior written consent, which will not be unreasonably withheld; provided, however, that during the five-year period following the effective date hereof, the Company may withhold such consent for any reason and any such withholding of consent shall not be deemed to have been unreasonably withheld.

            j. Reconciliation of Royalty Payments; Accounting Matters. The parties to the Escrow Agreement shall agree that New Scottsdale shall not be obligated to reconcile the royalty payments made to the Escrow Account with respect to any fiscal year after the date which is one hundred eighty
      (180) days after the date on which royalty payments for the Company's last fiscal quarter are payable (i.e., two hundred seventy (270) days after the end of the Company's fiscal year end). New Scottsdale shall provide the other parties to the Escrow Agreement with all relevant accounting information reasonably requested by such other parties, and such other parties shall be entitled, at their sole cost and expense, to audit such information to the extent necessary to ensure that the royalties paid by New Scottsdale to the Escrow Account have been accurately computed and are made in a timely manner; provided, however, that if such audit indicates that the royalty payments actually made to the Old Scottsdale Creditors during any period were ninety percent (90%) or less than the royalty payments required to be paid to the Old Scottsdale Creditors hereunder and under the Escrow Agreement, New Scottsdale shall pay for the costs and expenses of such audit.

            k. Restructuring of Claims. Each of the Old Scottsdale Creditors shall acknowledge and agree that the obligations owed to such creditors by Old Scottsdale shall be deemed to be restructured in the manner contemplated by the Escrow Agreement and the arrangements contemplated hereby and by the related agreements with the other Old Scottsdale Creditors. The obligations owed by Old Scottsdale to the Old Scottsdale Creditors shall be limited to the amounts required to be paid to such creditors pursuant to the Escrow Agreement and such other arrangements.


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            l. No Guarantee of Royalties. Notwithstanding anything herein to the contrary, the parties to the Escrow Agreement shall acknowledge and agree that (a) New Scottsdale is not guaranteeing the payment of a minimal amount of royalty payments to the Escrow Account; and (b) New Scottsdale shall have the right to set any price it deems advisable for the Royalty Products, and is under no obligation to manufacture, market, promote, improve, support or continue to manufacture, market, promote, improve or support either or both of the Royalty Products. In no event shall any of the Old Scottsdale Creditors have any claim or other recourse against New Scottsdale or any of its shareholders, directors, officers, employees or agents; provided, however, the foregoing shall not release New Scottsdale of its obligations to pay royalties to the Escrow Agent with respect to Royalty Products actually sold to the extent provided in the Escrow Agreement.

            m. Right to Repay Claims. New Scottsdale shall have the right, but not the obligation, to the defease and discharge, in whole or in part, obligations under the Escrow Agreement by depositing funds with the Escrow Agent. Such deposits shall be treated as if royalties in a like amount had been paid.

            n. Bankruptcy of Company. In the event a proceeding under 11 U.S.C. Sections 101 et seq., as amended, and the rules and regulations thereunder (collectively, the "Bankruptcy Code"), or under any other bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law or statute is filed or initiated by or against the Company seeking an order for relief, or the Company makes an assignment for the benefit of its creditors, or the Company takes any action to authorize any of the foregoing, the Escrow Agent shall release all claims of the Old Scottsdale Creditors to the appropriate Old Scottsdale Creditors who are the beneficiaries of such claims. Each such creditor shall use its good faith discretion in prosecuting such claims and any cash proceeds realized upon the prosecution thereof shall be paid to the Escrow Agent as if such amounts were royalties. No other amounts will be payable to the Old Scottsdale Creditors. In no event shall the Old Scottsdale Creditors have any claims against New Scottsdale by reason of any such bankruptcy of Old Scottsdale or the amount of proceeds that are actually received pursuant by such bankruptcy proceedings.

            o. Equivalent Treatment. Except for the preferential treatment to be afforded to Transcap described herein, each of the Old Scottsdale Creditors shall be treated as favorably as the other Old Scottsdale Creditors are treated with respect to the payment of royalties required to be paid to the Old Scottsdale Creditors.

      SECTION 3. REPRESENTATIONS AND WARRANTIES. Each party hereby represents and warrants to the other parties that each of the following is true and correct:

            a. Due Authorization. It has full power and authority to enter into and perform this Agreement. The execution, delivery and performance of this Agreement constitutes a legal, valid, and binding obligation of such party enforceable in accordance with its terms.


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            b. No Violation. The execution, delivery and performance of this
      Agreement is not prohibited or limited by, will not result in the breach of, or a default under, conflict with, result in a violation of, or require any consent, approval, authorization, exemption or other action by or notice to any third party or any court or other governmental body, under any agreement or instrument binding on it, or if applicable, under any provisions of its charter document, bylaws or partnership agreement.

      SECTION 4. MODIFICATION OF SUBSCRIPTION AGREEMENT. NGIC and the Company hereby agree to modify the terms of the Subscription Agreement and Letter Agreement as follows:

            a. Stock Issuable to NGIC. All references in the Letter Agreement and Subscription Agreement to "703,995 shares" are hereby deleted and replaced with a reference to "755,888 shares".

            b. Waiver of Conditions. NGIC hereby waives, as of January 18, 1996, each of the conditions on page 2 of the Letter Agreement and page 1 of the Subscription Agreement relating to (i) the settlement of the obligations of the Scottsdale Parties to Eric Schedeler in exchange for Series B Stock; (ii) Transcap's agreement to settle the obligations of the Scottsdale Parties and Mark Two in the names described in "Capitalization of Scottsdale"; and (iii) the approval by the Vancouver Stock Exchange of the Letter Agreement, the Subscription Agreement and the issuance of Series B Stock to NGIC pursuant to the terms of the Letter Agreement.

      SECTION 5. THIRD PARTY BENEFICIARY. The parties hereto acknowledge that but for the execution of this Agreement, New Scottsdale would not enter into the transactions contemplated hereby, and that any payments made by New Scottsdale in connection with the Asset Purchase or any royalty payments to the Escrow Agent shall be based on the full performance of the agreements contemplated herein. Accordingly, New Scottsdale shall be deemed a third party beneficiary hereof that may enforce the terms of this Agreement.

      SECTION 6. SPECIFIC PERFORMANCE. Each party hereto acknowledges and agrees that the other party hereto and New Scottsdale would be damaged irreparably in the event any of the provisions hereof are not performed in accordance with their specific terms. Accordingly, it is agreed that each party hereto and New Scottsdale shall be entitled to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which such party would be entitled, at law or in equity.

      SECTION 7. FURTHER ASSURANCES. From time to time hereafter and without further consideration, each of the parties hereto shall execute and deliver such additional or further instruments and take such actions as any other party hereto may reasonably request in order to carry out the purposes of this Agreement.


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      SECTION 8. COUNTERPARTS. This Agreement may be executed in counterparts, each of which when executed by the parties hereto shall be deemed an original and all of which together shall be deemed the same Agreement.





      IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement.

                              NETWORK GAMING INTERNATIONAL CORP.

                              By: /s/  DAVID ALLEN
                                  ----------------
                              Name: DAVID ALLEN
                              Title: President

                              SCOTTSDALE TECHNOLOGIES, INC.

                              By: /s/  ERIC J. SCHEDELER
                                  ----------------------
                              Name: ERIC J. SCHEDELER
                              Title: President & CEO


WO CONSULTING, INC. HEREBY EXECUTES THIS AGREEMENT FOR THE SOLE PURPOSE OF ACKNOWLEDGING ITS AGREEMENTS UNDER SECTIONS 1 AND 3:


                              WO CONSULTING, INC.

                              By: /s/  STUART N. RUBIN
                                  --------------------
                                       Stuart N. Rubin, President



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